FUSA Capital Corporation

September 4, 2008

Mark Shannon
Staff Accountant
Christine Davis
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

VIA EDGAR

RE:      FUSA Capital Corporation
         Form 10-KSB for Fiscal Year Ended December 31, 2007

Ladies and Gentlemen:

I write as President and CEO of FUSA Capital Corporation, a Nevada corporation (the “Company”) in response to a letter received from the Commission dated July 21, 2008.

We have revised our public disclosure in response to your letter.  We conducted a review of our internal controls and have amended our 10KSB for the period accordingly.  We also revised our conclusions regarding internal controls consistent with your comments and revised our signature exhibits.

Furthermore, the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in our 10KSB and 10KSB/A filings.   Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing.  The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the Federal Securities Laws of the United States.

We remain available to answer any additional questions you may have regarding these filings or our public disclosure.

Very truly yours,

/s/ Jenifer Osterwalder
Jenifer Osterwalder
President & CEO
Tel (604)351-1694